UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Information Contained in this Report on Form 6-K

On February 20, 2019, KLA-Tencor Corporation (“KLA”) completed the acquisition of Orbotech Ltd. (“Orbotech” or the “Company”) pursuant to the Agreement and Plan of Merger dated as of March 18, 2018, as amended (the “Merger Agreement”), among KLA, Tiburon Merger Sub Technologies Ltd. (“Merger Sub”) and Orbotech. Pursuant to the Merger Agreement, Merger Sub merged with and into Orbotech (the “Merger”), with Orbotech surviving as a wholly owned subsidiary of KLA. Under the terms of the Merger Agreement, Orbotech shareholders received $38.86 in cash and .25 of a share of KLA common stock, for a total consideration of $65.93 per Orbotech ordinary share NIS 0.14 nominal (par) value (an “Orbotech ordinary share”) (based on a closing price of $108.26 per share of KLA common stock on February 19, 2019) (the “Merger Consideration”). The Merger became effective on February 20, 2019.

On February 20, 2019, KLA issued a press release announcing the closing of its acquisition of Orbotech, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In connection with the consummation of the Merger, Orbotech notified the NASDAQ Global Select Market (“NASDAQ”) that each outstanding Orbotech ordinary share was converted pursuant to the Merger into the right to receive the Merger Consideration, subject to the terms and conditions of the Merger Agreement. Orbotech requested that NASDAQ file a notification of removal from listing on Form 25 with the Securities and Exchange Commission (the “SEC”) with respect to the delisting of the Orbotech ordinary shares. Orbotech expects to terminate the registration of Orbotech ordinary shares under the Securities Exchange Act of 1934, as amended, and cease to report to the SEC, approximately 10 days following the filing of the Form 25.

* * * * *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146, and Registration No. 333-207878) of Orbotech Ltd. previously filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements as defined in the Securities Exchange Act of 1934 and is subject to the safe harbors created therein. These forward-looking statements involve risks and uncertainties that could significantly affect the expected results of the proposed transaction and are based on certain key assumptions. Due to such uncertainties and risks, no assurances can be given that such expectations will prove to have been correct, and readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. The forward-looking statements contained herein include, but are not limited to, the manner in which the parties plan to effect the transaction, including the share repurchase program; the ability of KLA to raise additional capital necessary to complete the repurchase program within the time frame expected; the expected benefits, synergies and costs of the transaction; management plans relating to the transaction; the plans, strategies and objectives of management for future operations; product development, product extensions, product integration, complementary product offerings and growth opportunities in certain business areas; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing. Actual results may differ materially from those referred to in the forward-looking statements due to a number of important factors, including but not limited to the possibility that expected benefits of the transaction may not materialize as expected; or that KLA may not be able to successfully integrate the solutions and employees of the two companies or ensure the continued performance or growth of Orbotech’s products or solutions.

In addition, other risks that KLA faces include those detailed in KLA’s filings with the SEC, including KLA’s annual report on Form 10-K for the year ended June 30, 2018. Other risks that Orbotech faces include those detailed in Orbotech’s filings with the SEC, including Orbotech’s annual report on Form 20-F for the year ended December 31, 2017 and subsequent SEC filings. The Company is subject to the foregoing and other risks detailed in those reports. The Company assumes no obligation to update the information in this report to reflect new information, future events or otherwise, except as required by law.

EXHIBITS

Exhibit #	Description

99.1	Press Release issued by KLA-Tencor Corporation on, and dated February 20, 2019, and entitled “KLA Completes Acquisition of Orbotech Ltd.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Bren D. Higgins

Bren D. Higgins Director

Date: February 20, 2019